

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

Via E-mail
Dunde Yu
Chairman and Chief Executive Officer
Tuniu Corporation
Tuniu Building, No. 699-32
Xuanwudadao, Xuanwu District
Najing, Jiangsu Province 210042
People's Republic of China

> **Re: Tuniu Corporation**
> **Draft Registration Statement on Form F-1**
> **Submitted January 27, 2014**
> **CIK No. 0001597095**

Dear Mr. Yu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented.

Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

3. We note you have relied on reports and publications from third-party sources, including Euromonitor, the China National Tourism Administration, the China Internet Network Information Center, and the World Tourism Organization, for data. Please provide us with the relevant portions of the materials you cite. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please also provide consents of such third parties pursuant to Securities Act Rule 436 with your next amendment or tell us why you believe you are not required to do so.

4. In this regard, we note that you commissioned iResearch Consulting Group to prepare a report portions of which are included in the prospectus. Please provide us with a copy of this report and file the consent of iResearch as an exhibit to the registration statement.

5. Please include the related US dollar equivalent every time you include an RMB number in the narrative instead of just for the more recent comparative figures. We believe doing so will make the prospectus easier for investors to understand.

Prospectus Summary, page 1

Our Business, page 1

6. Refer to the first sentence of the third paragraph of this section. Please provide us with support for your statements that your brand is "trusted" and "widely recognized" and briefly describe how you measure each of these. Revise the third paragraph on page 88 in this manner as well.

7. The last sentence of the fourth paragraph appears to say that your average gross booking for a group tour is $272. Please clarify whether this is correct. Tell us, with a view to revised disclosure, why this number is so low and also how large is your typical group tour approximately.

8. Please remove the subjective qualifier "healthy" in the reference to your cash flow from operations on pages 2, 63 and 88.

Summary Consolidated Financial Data and Operating Data, page 10

9. We note you intend to present "net loss per ADS" information on pages 10 and 61. Please explain to us what this measure represents and how it is to be computed (that is, tell us all of the intended components of the computation).

Use of Proceeds, page 47

10. We believe that the Use of Proceeds section is one of the most important in the prospectus as it tells investors how their investments will be used. Please remove from this section uses which do not further this end, such as establishing a public market for your securities and providing liquidity for share compensation to employees. You may disclose that elsewhere in the prospectus.

11. Also, in the next amendment, please quantify each of the uses you mention as subsets of general corporate purposes so that investors can have a better understanding of your intended uses of their money.

Corporate History and Structure, page 56

Agreements that Provide us Effective Control over Nanjing Tuniu, page 57

Equity Interest Pledge Agreement, page 58

12. Please disclose whether you have registered the equity interest pledge agreement with the local SAIC authority in China. In addition, please revise the last risk factor on page 24 to describe the risks if the equity pledge created under the equity pledge agreement is not perfected or is considered unenforceable.

Management's Discussion and Analysis, page 63

13. Please include additional discussion and analysis regarding the relationship between your revenue growth and the growth in gross bookings. In this regard, please discuss the relationship between changes in cost of revenues and changes in revenues, and place your operating margin in context in light of the industry in which you operate.

Cost of Revenues, page 65

14. It appears that cost of revenues contains types of costs that are common to both organized and self-guided tours. Accordingly, please disclose the amount of cost of revenues attributed to each revenue category. In so doing, please consider disclosing the material components within the respective cost of revenues presented.

15. We note your disclosure on page 66 regarding product development expenses and sales and marketing expenses and your disclosure in the last risk factor on page 13 that you expect to continue to incur significant expenses to expand and grow your business. Please expand your discussion and analysis of your product development expenses and sales and marketing expenses and their relationship to your revenue growth to date. Please also discuss all known trends and uncertainties with respect to these expenses and your future growth and expansion. Your revised discussion should enable prospective

investors to better assess the likelihood you will be able to generate profitable growth in the future. Please revise the Summary in this manner as well.

Critical Accounting Policies and Estimates, page 66

Revenue Recognition, page 66

Customer Incentives, page 67

16. Please clarify in the first line on page 68 whether or not customers have an obligation to make future purchases. Refer to the similar disclosure located on page F-17 and conform these disclosures as appropriate.

Share-Based Compensation, page 69

17. Please disclose whether or not your estimates used to determine the fair value of awards in computing your share-based compensation will change, and if so, how, once the underlying shares begin trading.

Taxation, page 72

18. Please disclose in the last paragraph on page 72 the term and expiration date of the high and new technology enterprises (HNTE) qualification and the anticipated timeline for approval of the renewal of the HNTE qualification. Additionally, please reconcile your disclosure here with your disclosure on page F-24 that implies you have already renewed the HNTE certificate. Please also clarify whether you are eligible for the preferential tax rate during the period in which renewal is pending, even if the previous certificate has expired.   Please revise the last risk factor on page 34 in this manner as well.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012, page 74

Cost of Revenues, page 75

19. Please analyze the reason for the change as a percentage of revenues from 96.9% in the prior year period to 93.0% in the current year period. Please consider the need for analysis of material changes on this basis for other expense line items.

Liquidity and Capital Resources, page 77

20. It appears from your disclosures that customers generally prepay you for your travel services. It also appears from your disclosures that prepayments and other current assets primarily represent prepayments to your travel suppliers for reserving tour availabilities, accounts payable primarily represents amounts due to your travel suppliers for your travel

products, and advances from customers represent amounts customers pay in advance to purchase your travel services. We note that prepayments to suppliers, accounts payable and advances from customers appear to be material to your financial position, liquidity and operating cash flows, and that they appear to have a close correlation to one another. In this regard, please expand your disclosure to discuss how these three elements of your operations relate to one another in managing your financial position, liquidity and cash flows. For example, discuss in greater detail how amounts received in advance from customers are directed to prepayments to suppliers, applied against accounts payable or used for other purposes, and the timing that occurs between these elements. We believe such disclosure will enable investors to better understand the drivers of your financial position, liquidity and operating cash flows.

21. Your discussion appears to focus in large part on how net cash flows of operating activities were derived for each period with your references to accrual based "net loss" and the indicated changes in items that are presented on the statement of cash flows. Please note that reference to such items may not provide a sufficient basis for an investor to fully understand comparative changes in net operating cash (i.e., the items that directly affected cash and how cash was so affected). Please revise your discussion to analyze the material factors that directly affected the level of and variance in the amount of net cash flows of operating activities between comparative periods presented. For further guidance, refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Additionally, quantify all cited factors so that investors may understand the magnitude and relative impact of each.

Investing Activities, page 79

22. In regard to the nine months ended September 30, 2013, it appears from the statement of cash flows that you purchased short term investments of RMB451.8 million rather than received proceeds of this amount from the disposal of these investments. Please revise as appropriate.

Industry Overview, page 84

Factors Affecting the Competitive Landscape of Online Leisure Travel, page 86

23. Please expand your discussion of competitive pricing in the first paragraph on page 87, including a discussion of how competitive pricing pressures influences the price that you pay for travel packages and the price at which you sell those travel packages. We note in this regard your disclosure in the first bullet point on page 75 and the second bullet point under "Revenues" on page 76, where you attribute to competition slower revenue growth relative to growth in gross bookings.

Business, page 88

Overview, page 88

24. Please disclose the basis for statements regarding your competitive position, including the statement in the second paragraph on page 88 that you are an "early mover" in the Chinese online leisure travel market and the statement in the fifth paragraph on page 88 that you offer your products at "competitive prices." Refer to Item 4.B.7 of Form 20-F.

Our Competitive Strengths, page 89

Leading Online Leisure Travel Company, page 89

25. Please provide us with support for your statement in the first paragraph on page 90 that you have "developed some of the most comprehensive product offerings" for certain overseas destinations.

Robust Technology Capabilities, page 90

26. Please provide us with support for your statement that your technology is "highly reliable" and "scalable."

Our Strategies, page 91

27. Please disclose the anticipated timeframe and expected costs, to the extent material, to implement each of the strategies you describe on pages 91-92.

Supply Chain Management, page 95

Supply Management, page 96

28. Please disclose in the notes to the financial statements how you account for inventory risks you assume during peak travel periods and for certain destinations and travel routes. In so doing, discuss your exposure to risk of loss in these cases.

Regulations on Offshore Financing, page 113

29. We note that you qualify the discussion of shareholders who are PRC citizens who have registered with the local SAFE branch as required by SAFE Circular 75 "[t]o [y]our knowledge." Please tell us why you have included this knowledge qualifier, particularly given that your officers and directors beneficially own a substantial majority of your ordinary shares. To the extent you continue to qualify this discussion, it is not appropriate to include within the scope of this qualification officers, directors, or other persons affiliated with you.

Principal [and Selling] Shareholders, page 122

30. Beneficial ownership is not determined based on pecuniary interest for the purposes of Exchange Act Rule 13d-3. Please revise the disclaimers of beneficial ownership in footnotes (3) – (7) and (10) to the table of beneficial owners accordingly.

31. Please revise footnotes (8) and (12) to the table of beneficial owners by identifying the natural person or persons who exercise voting power and investment power over the ordinary shares held by Esta Investments Pte Ltd. and RS Empowerment, Inc.

Related Party Transactions, page 125

Contractual Arrangements, page 125

32. Please disclose here and quantify the percentage ownership of shareholders in Nanjing Tuniu who are also directors, officers, and ultimate shareholders of Tuniu Corp. Additionally, please disclose here the potential conflicts of interest between these shareholders and the company. We note in this regard the last risk factor on page 25.

Taxation, page 149

United States Federal Income Tax Considerations, page 150

33. Please remove the characterization of the discussion of material U.S. federal income tax considerations as a "summary."

Underwriting, page 156

[Directed Share Program], page 159

34. You contemplate that the underwriters may reserve five percent of the ADSs to be issued by you for sale at the IPO price to directors, officers, employees, business associates, and related persons. Please provide us with any materials given to potential purchasers of the reserved shares.

Notes to the Consolidated Financial Statements, page F-7

Note 2. Principal Accounting Policies, page F-12

(n) Revenue Recognition, page F-16

35. Please tell us and disclose your accounting for customer refunds, including how and when refunds are determined and paid or credited to customers.

<u>(s) Share-based Compensation, page F-18</u>

36. One of the exercise events you disclose for vested options is when the optionee obtains all necessary governmental approvals and consents required. It appears you consider this and the other events indicated in your disclosure to be performance conditions. Please explain to us and disclose as appropriate how (i) this event becomes operational by option holders, (ii) often this event is used to enable exercise of options held and (iii) this event is factored into your recognition of compensation expense.

<u>Note 8. Income Taxes, page F-23</u>

37. In regard to your net operating loss carryforwards, please disclose how long they can be carried forward, the amount that expires in 2013 and 2014, and if there are any limitations or restrictions upon your ability to use them.

<u>Note 17. Condensed Financial Information of the Parent Company, page F-34</u>

38. We note the line items in the balance sheet for amounts due from/to related parties. Please provide the applicable disclosures pursuant to ASC 850-10-50-1 in regard to your related party disclosures. In connection with this, tell us your consideration of the disclosures specified in Rule 4-08(k) of Regulation S-K and revise your disclosures as appropriate.

<u>Notes to the Unaudited Condensed Consolidated Financial Statements, page F-39</u>

<u>Note 2. Principal Accounting Policies, page F-44</u>

<u>(n) Recently Issued Accounting Pronouncements, page F-50</u>

39. Since it appears that ASU No. 2013-02 is effective for you beginning with your fiscal 2013 period, please disclose the effect, if any, of this standard on your fiscal 2013 financial statements included in the filing. Conform the like disclosure that is on page 82.

<u>Note 8. Convertible Preferred Shares, page F-52</u>

40. It appears that the fair value per share of the Series D preferred shares issued directly to Esta in August 2013 was approximately US$ 2.95. We also note that the fair value per share of the 3,628,579 Series A preferred shares that were in substance repurchased from Gobi in August 2013 was approximately US$2.76. It appears that the 2,864,673 Series A preferred shares reissued in August 2013 to Gobi that were immediately redesignated as Series D preferred shares was recorded at a value per share of approximately US$ 1.75. Please explain to us why it would not be appropriate for the fair value per share for the 2,864,673 Series A shares reissued in August 2013 to be the same as one of the other

indicated per share fair values for preferred shares transacted in that month, and how you would have recorded the transaction if it was.

Note 13. Unaudited Pro Forma Balance Sheet and Loss Per Share for Conversion of Preferred Shares, page F-60

41. Our understanding from your disclosures of the economics of the transactions is that the redesignation of the 3,628,579 Series A preferred shares in August 2013 is, in substance, a repurchase by you of those shares from one party in which deemed dividends were recognized accompanied by a concurrent sale by you of 18,142,893 Series D preferred shares to another party. Accordingly, it is not clear to us why it is appropriate for the pro forma effect of the conversion of preferred shares to exclude the deemed dividends recognized from the pro forma numerator calculation. Your disclosed reasoning for excluding the deemed dividends appears to us to be more in regard to presentation of a projection. Please advise, and revise as appropriate.

42. Please explain to us your treatment of the issuance costs associated with the preferred shares in the pro forma effect of the conversion of the shares. We understand from your disclosures that these costs are accretive to the redemption values of the preferred shares.

Item 7. Recent Sales of Unregistered Securities, page II-1

43. From disclosures elsewhere in your filing, it appears that the consideration for the 15,278,220 Series D preferred shares sold to Esta Investments Pte Ltd. on August 28, 2013 was US$45,000,000.00 and not the US$50,000,000.00 disclosed here. Please advise and revise as appropriate.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP